Exhibit 99.1

Velodyne Lidar Reports First Quarter 2021 Financial Results

•First quarter 2021 revenue of $17.7 million
•29 total active multi-year agreements as of May 1, 2021
•    Pipeline of 198 projects at May 1, 2021, 23 of which include software as a component
•    $383.6 million of cash and short-term investments on the balance sheet at March 31, 2021

SAN JOSE – May 10, 2021 – Velodyne Lidar, Inc. (NASDAQ: VLDR, VLDRW), the first pure-play public lidar company, today announced financial results for its first quarter ended March 31, 2021.

Business and Financial Metrics

•    Units and ASPs: Velodyne shipped a market leading 2,684 sensor units in the first quarter of 2021. The company shipped 65% of its sensors to customers as spot-buys and 35% of its sensors to customers under multi-year agreements. The company also continued its leadership position in solid state sensor sales with more than 600 sensors sold.

•    Agreements: 29 total active multi-year agreements as of May 1, 2021, expected to grow to 34 by the end of 2021.

•    Pipeline Strength: Velodyne’s pipeline of projects grew to 198 projects at May 1, 2021, up from 131 projects reported at January 1, 2020.

•    First quarter 2021 revenue of $17.7 million.

•    Full year 2021 revenue guidance of between $77 and $94 million.

•    $383.6 million of cash and short-term investments on the balance sheet at March 31, 2021.

Dr. Anand Gopalan, CEO of Velodyne Lidar, commented, “Velodyne Lidar is the leading lidar developer and producer in the world and we have continued our track record of consistent execution with first quarter of 2021 revenue of $17.7 million and our pipeline of projects growing to 198. Our commercial strategy of leveraging our manufacturing scale to seed the global lidar market with our products is working extremely well. This is evidenced both by our strong spot-buy business and the continued conversion of these customers into multi-year agreements. We continue to win in ADAS with new EV entrants and our traditional automotive partners. We are also growing our pipeline, especially in the Robotics & Industrial segments where we see an opportunity to provide hardware+solutions. Twenty-three projects in our pipeline now include software as a component. On the technology front, we continue to innovate and bring forth exciting new technologies and solutions furthering our mission of bringing lidar technology to many applications that can touch everyday lives meaningfully.

“Our focus in 2021 on geographies with strong growth, such as China and the United States, should drive our product based revenues to grow year over year and increase our multi-year agreements to 34 by the end of the year. This is despite the continued impact of COVID-19 in markets such as Europe and India, and the current global supply chain shortages. Our scale as the market leader, our best-in-class breadth of product offerings, and our strong cash position enables us to pivot and capitalize on the best near-term opportunities for Velodyne, while also investing and optimizing for long-term growth.”

Since the company’s earnings call in February, Velodyne announced multiple key business developments and operational developments which affirm the company’s ongoing success and support its long-term outlook:

•    Customer Announcements

o    Faraday Future selected Velodyne to be the exclusive supplier of lidar for Faraday’s flagship FF 91 all-electric vehicle (EV). Velodyne’s solid state sensors will power the FF 91’s autonomous driving system that aims to deliver a comprehensive suite of highway, urban and parking ADAS features.

o    Gatik is the industry leader in automating on-road transportation networks for B2B middle mile logistics. Gatik uses Velodyne’s lidar sensors as a key part of a fully redundant sensor suite to deliver goods safely and efficiently between micro-fulfilment centers, dark stores and retail locations for multiple Fortune 500 companies, including Walmart.

o    AGM Systems LLC provides state-of-the-art hardware and software technology for the collection, processing and analysis of air and mobile mapping data to leading energy companies globally. AGM launched a new Velodyne Lidar-based UAV mapping solution for leading energy companies worldwide.

o    Knightscope selected Velodyne Lidar’s technology to power its future 5th Generation Autonomous Security Robots (ASRs).

•    Technology

o    Launched Intelligent Infrastructure Solution, which is designed to solve some of the most challenging and pervasive infrastructure problems. It generates real-time data analytics and predictions, helping to improve traffic and crowd flow efficiency, advance sustainability and protect vulnerable road users.

o    Demonstrated how Velodyne’s affordable lidar-based PAEB solution delivers superior performance in all conditions, a decisive advantage over radar+camera-based systems, which can significantly improve pedestrian safety.

•    Corporate

o    Expansion of executive team with the appointment of Sinclair Vass as Chief Commercial Officer, James L. Barnhart as Chief Operating Officer and Mike Jellen’s promotion to Chief Strategy Officer.

o    Appointment of Deborah Hersman, former chair of the National Transportation Safety Board (NTSB), and Hamid Zarringhalam, Corporate Vice President of Nikon Corporation, to the Board of Directors.

First Quarter 2021 Financial Highlights

•Revenue: Total revenue of $17.7 million compared to $17.8 million in the fourth quarter of 2020. Product revenue was $10.6 million compared to $14.4 million in the fourth quarter of 2020. The overall product revenue reduction reflects a previously discussed decline in unit sales due to Covid-19 and ongoing evolution of product mix. License and Services revenue of $7.1 million included a $5.5 million licensing fee. Total license and services revenue was $3.4 million in the fourth quarter of 2020.

•Gross Profit: GAAP gross profit was $1.9 million and non-GAAP gross profit was $2.7 million, compared to a fourth quarter 2020 GAAP gross loss of $5.3 million and non-GAAP gross profit of $2.1 million. GAAP gross profit was reduced by $0.8 million of stock-based compensation expense, including employer taxes, compared to fourth quarter 2020 GAAP gross loss that included $7.4 million of stock-based compensation expense.

•    Operating Expenses: GAAP operating expenses of $42.5 million and non-GAAP operating expenses of $28.6 million included increased spending in research and development that is in response to the visibility provided by the company’s multi-year agreement pipeline. Fourth quarter 2020 GAAP operating expenses were $106.1 million and non-GAAP operating expenses were $22.1 million. GAAP operating expenses included $13.3 million of stock-based compensation expense, including employer taxes, compared to fourth quarter 2020 GAAP operating expenses that included $83.8 million of stock-based compensation expense.

•    Net Loss and EPS: GAAP net loss was $40.8 million and non-GAAP net loss was $26.1 million. GAAP net loss per share was $0.22 and non-GAAP net loss per share was $0.14. This compared to a fourth quarter of 2020 GAAP net loss of $111.5 million and non-GAAP net loss of $20.1 million. Fourth quarter of 2020 GAAP net loss per share was $0.64 and non-GAAP net loss per share was $0.12.

•    Shares Outstanding: EPS for the first quarter of 2021 is calculated using weighted average shares outstanding of 189.2 million. As of March 31, actual shares outstanding were 190.8 million.

•    Liquidity: Velodyne completed the quarter with $383.6 million in cash and short-term investments on its balance sheet, which included $89.3 million in proceeds from the exercise of publicly traded warrants.

A reconciliation between historical GAAP and non-GAAP information is provided in the tables below.

Business Outlook and 2021 Guidance

As of the end of the first quarter, Velodyne estimates that it could have the opportunity for over $1.0 billion of revenue from signed and awarded projects through 2025 plus a pipeline of projects that are not yet signed and awarded of $4.5 billion. In addition, it continues to be Velodyne’s top priority to invest in scalable lidar architectures, advanced manufacturing technology and software solutions. This underpins the company’s long-term business outlook of total gross margin percentage ranging in the mid to high 50s and EBITDA margin of more than 20%.

Velodyne anticipates its multi-year agreements increasing to at least 34 by December 31, 2021.

For the full year of 2021,

•Revenue is expected to range between $77 and $94 million. Velodyne’s revenue comes from a global customer base, to whom the company is actively shipping product. Parts of the company’s served market, such as the US and China, is anticipated to come back and meet the expectations for the second half. Other geographies Velodyne serves, such as Europe, the rest of Asia, and India are impacted more negatively by the continued impact of COVID-19. This compares to full year 2020 revenue of $95.4 million, which included unique one-time items of $11 million in product revenue from a restocking fee and $17.5 million in License and services revenue that came from lump sum licensing activity.

•Non-GAAP Gross margins are expected to be between 16% to 24%. This reflects fewer units sold to cover remaining fixed overhead costs of the company’s factory in San Jose. On a GAAP basis, gross margins will include approximately $2 million of stock-based compensation expense.

•On a non-GAAP basis operating expenses are expected to range between $125 and $129 million. Based upon the visibility provided by the company’s multi-year agreement pipeline, Velodyne is increasing its spend in new product development by approximately 50% in 2021. General and administrative expenses will increase by approximately 30% in 2021 due increased public company and legal expenses. On a GAAP basis, operating expense will include approximately $83 million of stock based compensation expense that reflect approximately $52 million to be charged against sales and marketing in the second quarter related to Velodyne’s 2020 merger with Graf Industrial.

•On a GAAP basis, income tax expense is anticipated to be approximately $600,000.

•Weighted average shares outstanding for the year are estimated to be 193.5 million.

Conference Call Information

Velodyne will host a conference call and live webcast for analysts and investors at 4:30 p.m. Eastern Time on May 10, 2021. Parties in the United States and Canada can access the call by 866-777-2509, using conference code 10154608. The webcast will be accessible on Velodyne’s investor relations website at https://investors.velodynelidar.com/. A telephonic replay of the conference call will be available through May 17, 2021. To access the replay, parties in the United States and Canada should call 877-344-7529 and enter conference code 10154608.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "will", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including: the impact on our operations and financial condition from the effects of the current COVID-19 pandemic both on Velodyne’s business and those of its customers and suppliers; Velodyne’s ability to execute its business plan; the timing of revenue from existing customers, including uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties related to Velodyne Lidar’s estimates of the size of the markets for its products and future revenue opportunities; the rate and degree of market acceptance of Velodyne Lidar’s products; the success of other competing lidar and sensor-related products and services that exist or may become available; rising costs adversely affecting Velodyne’s profitability; uncertainties related to Velodyne Lidar’s current litigation and potential litigation involving Velodyne Lidar or the validity or enforceability of Velodyne Lidar’s intellectual property; Velodyne Lidar’s ability to partner with and rely on third party manufacturers; general economic and market conditions impacting demand for Velodyne Lidar’s products and services; and changes in applicable laws or regulations.
Given these factors, as well as other variables that may affect Velodyne Lidar’s operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, or use historical trends to anticipate results or trends in future periods. The forward-looking statements included in this press release relate only to events as of the date hereof. Velodyne Lidar undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

Non-GAAP Financial Measures

In addition to our results determined in accordance with generally accepted accounting principles in the United States (“GAAP”), we believe the non‑GAAP measures of non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP operating expenses, non‑GAAP operating loss, non-GAAP net loss, and non‑GAAP net loss per share are useful in evaluating our operating performance. Certain of these non-GAAP measures exclude stock-based compensation, RSU release tax expense, litigation settlements, amortization of acquisition-related intangibles assets, restructuring, and discrete tax items. We believe that non‑GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non‑GAAP information to supplement their GAAP results. The non‑GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly‑titled non‑GAAP measures used by other companies. Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures are used in this press release. The impact of these items in future periods is uncertain and depends on various factors. Accordingly, a reconciliation for forward-looking non-GAAP operating income is not available without unreasonable effort.

About Velodyne Lidar, Inc.

Velodyne Lidar (NASDAQ: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne is the first public pure-play lidar company and is known worldwide for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including autonomous vehicles, advanced driver assistance systems (ADAS), robotics, unmanned aerial vehicles (UAV), smart cities, and security. Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all. For more information, please visit: ir.velodynelidar.com and follow us on Twitter: @VelodyneLidar.

Investor Contact:

Drew Hamer
Chief Financial Officer
InvestorRelations@velodyne.com

Media Contact:

Sean Dowdall
Landis Communications Inc.
Sean@landispr.com

VELODYNE LIDAR, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2021	2020
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$155,205	$204,648
Short-term investments	228,408	145,636
Accounts receivable, net	13,469	13,979
Inventories, net	20,894	18,132
Prepaid and other current assets	12,043	22,319
Total current assets	430,019	404,714
Property, plant and equipment, net	15,541	16,805
Goodwill	1,189	1,189
Intangible assets, net	531	627
Contract assets	10,378	8,440
Other assets	19,934	937
Total assets	$477,592	$432,712
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$3,815	$7,721
Accrued expense and other current liabilities	30,187	50,349
Contract liabilities	9,388	7,323
Total current liabilities	43,390	65,393
Long-term tax liabilities	566	569
Other long-term liabilities	41,959	25,927
Total liabilities	85,915	91,889
Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—
Common stock	19	18
Additional paid-in capital	746,824	656,717
Accumulated other comprehensive loss	(252)	(230)
Accumulated deficit	(354,914)	(315,682)
Total stockholders’ equity	391,677	340,823
Total liabilities and stockholders’ equity	$477,592	$432,712

VELODYNE LIDAR, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
Revenue:
Product	$10,593	$14,407	$16,422
License and services	7,133	3,439	609
Total revenue	17,726	17,846	17,031
Cost of revenue:
Product	15,629	23,088	15,126
License and services	179	99	303
Total cost of revenue	15,808	23,187	15,429
Gross profit (loss)	1,918	(5,341)	1,602
Operating expenses:
Research and development	18,378	48,427	14,527
Sales and marketing	7,075	18,955	5,299
General and administrative	17,036	38,790	10,733
Restructuring	—	(59)	1,046
Total operating expenses	42,489	106,113	31,605
Operating loss	(40,571)	(111,454)	(30,003)
Interest income	103	33	112
Interest expense	(36)	(37)	(6)
Other expense, net	(17)	15	(165)
Loss before income taxes	(40,521)	(111,443)	(30,062)
Provision for (benefit from) income taxes	296	14	(6,677)
Net loss	$(40,817)	$(111,457)	$(23,385)
Net loss per share:
Basic and diluted	$(0.22)	$(0.64)	$(0.17)
Weighted-average shares used in computing net loss per share:
Basic and diluted	189,222,807	173,888,792	137,911,975

VELODYNE LIDAR, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2021	2020
Cash flows from operating activities:
Net loss	$(40,817)	$(23,385)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	2,053	2,171
Reduction in carrying amount of ROU assets	787	—
Stock-based compensation	11,530	21
Provision for doubtful accounts	1,682	314
Other	161	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,172)	191
Inventories, net	(2,762)	(154)
Prepaid and other current assets	1,702	(4,676)
Contract assets	(2,438)	—
Other assets	(2)	98
Accounts payable	(3,856)	4,591
Accrued expenses and other liabilities	(3,867)	(6,227)
Contract liabilities	1,892	(6,232)
Net cash used in operating activities	(35,107)	(33,288)
Cash flows from investing activities:
Purchase of property, plant and equipment	(601)	(829)
Proceeds from sales of short-term investments	2,000	—
Proceeds from maturities of short-term investments	7,000	2,200
Purchase of short-term investments	(91,932)	—
Net cash provided by (used in) investing activities	(83,533)	1,371
Cash flows from financing activities:
Payment of transaction costs related to Business Combination	(20,006)	(25)
Proceeds from warrant exercises	89,222	—
Tax withholding payment for vested equity awards	(37)	—
Cash paid for IPO costs	—	(634)
Net cash provided by (used in) financing activities	69,179	(659)
Effect of exchange rate fluctuations on cash and cash equivalents	18	(23)
Net decrease in cash and cash equivalents	(49,443)	(32,599)
Beginning cash and cash equivalents	204,648	60,004
Ending cash and cash equivalents	$155,205	$27,405

VELODYNE LIDAR, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020
Gross profit (loss) on GAAP basis	$1,918	$(5,341)	$1,602
Gross margin on GAAP basis	11%	(30)%	9%
Stock-based compensation	536	7,415	—
RSU release tax expense	275	—	—
Gross profit on non-GAAP basis	$2,729	$2,074	$1,602
Gross margin on non-GAAP basis	15%	12%	9%

Operation expenses on GAAP basis	$42,489	$106,113	$31,605
Stock-based compensation	(10,994)	(83,844)	(21)
Legal settlements	(450)	(105)	(2,461)
RSU release tax expense	(2,351)	—	—
Amortization of acquisition-related intangible assets	(96)	(97)	(96)
Restructuring charges	—	59	(1,046)
Operation expenses on non-GAAP basis	$28,598	$22,126	$27,981

Operation loss on GAAP basis	$(40,571)	$(111,454)	$(30,003)
Stock-based compensation	11,530	91,259	21
Legal settlements	450	105	2,461
RSU release tax expense	2,626	—	—
Amortization of acquisition-related intangible assets	96	97	96
Restructuring charges	—	(59)	1,046
Operation loss on non-GAAP basis	$(25,869)	$(20,052)	$(26,379)

Provision for (benefit from) income taxes on GAAP basis	$296	$14	$(6,677)
Non-GAAP tax reconciling adjustments	—	—	6,686
Provision for income taxes on non-GAAP basis	$296	$14	$9

Net loss on GAAP basis	$(40,817)	$(111,457)	$(23,385)
Stock-based compensation	11,530	91,259	21
Legal settlements	450	105	2,461
RSU release tax expense	2,626	—	—
Amortization of acquisition-related intangible assets	96	97	96
Restructuring charges	—	(59)	1,046
Non-GAAP tax reconciling adjustments	—	—	(6,686)
Net loss on non-GAAP basis	$(26,115)	$(20,055)	$(26,447)

Net loss per share on GAAP basis
Basic and diluted	$(0.22)	$(0.64)	$(0.17)
Weighted-average shares on GAAP basis
Basic and diluted	189,222,807	173,888,792	137,911,975

	Three Months Ended
	March 31, 2021	December 31, 2020	March 31, 2020

Net loss per share on non-GAAP basis
Basic and diluted	$(0.14)	$(0.12)	$(0.19)
Weighted-average shares on non-GAAP basis
Basic and diluted	189,222,807	173,888,792	137,911,975